UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)


                              MARLTON TECHNOLOGIES, INC.
                                   (Name of Issuer)

                             Common Stock, $.10 par value
                            (Title of Class of Securities)

                                     879517 10 0
                                    (CUSIP Number)

                                 Alan Singer, Esquire
                             Morgan, Lewis & Bockius LLP
                                   One Logan Square
                             Philadelphia, PA  19103-6993
                                    215-963-5224
         (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications)


                                     August 7, 1995
               (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley D. Ginsburg
        ______________________________________________________________________
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
        ______________________________________________________________________
        3  SEC USE ONLY

        ______________________________________________________________________
        4  SOURCE OF FUNDS*
                  PF, 00

        ______________________________________________________________________
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
        ______________________________________________________________________
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
        ______________________________________________________________________
                            7    SOLE VOTING POWER
           NUMBER OF             287,602  shares
             SHARES
          BENEFICIALLY      __________________________________________________
            OWNED BY        8    SHARED VOTING POWER
              EACH               0
            REPORTING
             PERSON         __________________________________________________
              WITH          9    SOLE DISPOSITIVE POWER
                                 287,602 shares
                           ___________________________________________________
                            10   SHARED DISPOSITIVE POWER
                                 0
        ______________________________________________________________________
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           287,602 shares
        ______________________________________________________________________
        12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*            [ ]
        ______________________________________________________________________
        13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.4%
        ______________________________________________________________________
        14 TYPE OF REPORTING PERSON*
           IN
        ______________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!







        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ira Ingerman
        ______________________________________________________________________
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
        ______________________________________________________________________
        3  SEC USE ONLY

        ______________________________________________________________________
        4  SOURCE OF FUNDS*
                  PF, 00
        ______________________________________________________________________
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
        ______________________________________________________________________
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
        ______________________________________________________________________
                            7    SOLE VOTING POWER
           NUMBER OF             287,602  shares
             SHARES
          BENEFICIALLY      __________________________________________________
            OWNED BY        8    SHARED VOTING POWER
              EACH               0
            REPORTING
             PERSON         __________________________________________________
              WITH          9    SOLE DISPOSITIVE POWER
                                 287,602 shares
                           ___________________________________________________
                            10   SHARED DISPOSITIVE POWER
                                 0
        ______________________________________________________________________
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           287,602 shares
        ______________________________________________________________________
        12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*            [ ]
        ______________________________________________________________________
        13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.4%
        ______________________________________________________________________
        14 TYPE OF REPORTING PERSON*
           IN
        ______________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!







                    Reference is made to Schedule 13D previously filed under date of June 15, 1992 by Stanley D. Ginsburg and Ira Ingerman (collectively, the "Filing Persons"). The Filing Persons hereby amend the Schedule 13D as follows:

          Item 1.   Security and Issuer.

               This statement relates to the common stock, $.10 par value, (the "Common Stock") of Marlton Technologies, Inc. (the
          "Company"). The principal executive office of the Company is located at Suite 101, 2828 Charter Road, Philadelphia, PA 19004.

          Item 2.   Identity and Background.

               (a) This statement is being filed by Stanley D. Ginsburg and Ira Ingerman (the "Filing Persons").

               (b) Mr. Ginsburg's address is Sutton Terrace, Apartment 1016, 50 Belmont Avenue, Bala Cynwyd, PA 19004. Mr. Ingerman's address is 1320 Centennial Road, Narberth, PA 19072.

               (c) The principal occupation of the Filing Persons is, either directly or indirectly through entities owned by them, real estate investment and investment in operating companies.

               (d) Neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

               (e) During the last five years, neither Filing Person was a party to a civil proceeding of a judicial or administrative body as a result of which proceeding such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violations with respect to such laws.

               (f)  Each of the Filing Persons is a United States citizen.


          Item 3.   Source and Amount of Funds or Other Consideration.

               As more fully described in Item 6, 37,500 shares of Common Stock were issued to each of the Filing Persons upon conversion of the first principal installment of the Marlton Note (as defined below), 112,235 shares of Common Stock was obtained by each of the Filing Persons on the exchange of the Marlton Note pursuant to the Marlton Note Exchange Agreement (as defined below) and 72,867 shares are issuable upon conversion of the Earn-Out Notes (as defined below), which were issued in respect of the Operations Earn-Out (as defined below). The Marlton Note and the right to receive the Operations Earn-Out was obtained in exchange for shares of capital stock of Arrow Exhibits, Inc. held by the Filing Persons. The other shares of Common Stock held by the Filing Persons were acquired by use of their own funds.



          Item 4.   Purpose of Transaction.

               The Filing Persons are holding Company securities for investment. The Filing Persons do not have any plan or proposal which relates to or would result in:

                      (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                     (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                    (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                     (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                      (v)  any material change in the present
          capitalization or dividend policy of the Company;

                     (vi) any other material change in the Company's business or corporate structure;

                    (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                    (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                     (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934; or

                      (x) any action similar to any of those mentioned above.

          Item 5.   Interest in Securities of the Issuer.

               Each of the Filing Persons beneficially owns 214,735 shares of Common Stock of the Company, as a result of their conversion of the first installment of principal under the Marlton Note into Common Stock and shares received under the Marlton Note Exchange Agreement. See Item 6. In addition, shares beneficially owned by each Filing Person include 65,000 shares that constitute the Filing Person's portion of 130,000 shares formerly held and


          distributed to the Filing Person by Ingerman Ginsburg
          Partnership, a general partnership of which the Filing Persons are the general partners. Each of the Filing Persons are also deemed to be the owners of 72,867 shares issuable upon conversion of the Earn-Out Notes. See Item 6.

               By virtue of the holdings described above, each of the Filing Persons beneficially owns 287,602 shares (approximately 6.4% of the outstanding Common Stock of the Company, assuming conversion of the Filing Person's Earn-Out Note). Each Filing Person has sole voting and investment power with respect to the shares that he holds.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

               Pursuant to an Asset Purchase Agreement dated February 23, 1990, and amended on June 29, 1990 (as amended, the "Asset Purchase Agreement"), by and among Sparks Exhibits Corporation ("Sparks"), a Pennsylvania limited partnership, the Filing Persons, two other individuals, the Company and Sparks Exhibits Holding Corporation, a wholly-owned subsidiary of the Company ("Sub"), Arrow Exhibits, Inc. ("Arrow"), a Pennsylvania corporation and sole general partner of Sparks, acquired the sole limited partnership interest in, and liquidated, Sparks. Thereafter, Sub purchased Arrow from its shareholders, including the Filing Persons; each Filing Person owned 30 percent of the outstanding capital stock of Arrow. As a result, Sub acquired the assets, properties and business, subject to certain liabilities, of Sparks. The individual shareholders of Arrow, including the Filing Persons, agreed to assume liabilities of Sparks and Arrow not agreed to be assumed by Sub pursuant to the Asset Purchase Agreement.

               In return for their Arrow shares, each of the Filing Persons received (i) $540,000 in cash, (ii) a convertible secured subordinated note of the Company in the principal amount of $300,000 (each a "Marlton Note"), (iii) the assignment of $247,500 principal amount of a subordinated note (the "TCOS Note") issued to the Company in 1987 by Teleservices C O Systems, Inc. ("TCOS"), payment of which amount was guaranteed by the Company, and (iv) certain contingent payments, as more fully described below.

               The Marlton Note held by each of the Filing Persons bore interest at the rate of nine percent per annum, payable quarterly, and provided for payment of principal as follows:
          $75,000 on August 7, 1992; $60,000 on August 7, 1993; $75,000 on
          August 7, 1994 and $90,000 on August 7, 1995. Each Filing Person was entitled, at his option, at any time during the period from August 7, 1992 through August 7, 1995 to convert the outstanding principal amount of his Marlton Note into shares of Company Common Stock at a conversion price of $2.00 per share (subject to


          adjustment in the event of a stock dividend, stock split, reverse stock split, recapitalization, reclassification or otherwise).

               In August 1992, each Filing Person converted the first principal installment under his Marlton Note into 37,500 shares of Company Common Stock. On August 25, 1993, the Filing Persons agreed to surrender their respective Marlton Notes, each of which then had a remaining aggregate principal amount of $225,000, in exchange for the issuance to each of the Filing Persons of 112,235 shares of Common Stock and $56,471 (the "Marlton Note Exchange Agreement").

               In addition, the Asset Purchase Agreement gave the Filing Persons and other former Arrow stockholders the option (which they exercised effective April 1, 1991) to require the Company to repurchase a portion of principal amount of the TCOS Note ($51,000 in the case of each of the Filing Persons). In connection with the exercise of the option, and pursuant to the Asset Purchase Agreement, the Company also agreed to pay the Filing Persons all interest, as earned, on each of their $51,000 portions of their TCOS Note from the date the Company reacquired those portions until the outstanding principal is paid. In January 1993, the Company made a cash payment to the Filing Persons in satisfaction of all remaining obligations due to them under the TCOS Note.

               The Asset Purchase Agreement also provided that the Company would make additional payments to each of the Filing Persons (the "Contingent Earn-Out") of up to $45,000 (not to exceed $225,000 in the aggregate) on each of August 7, 1992, 1993, 1994 and 1995 based on the Pre-Tax Earnings (as defined in the Asset Purchase Agreement) of Sub in the relevant preceding calendar year or, in the case of the August 7, 1992 payment, the two preceding calendar years. Based on the Pre-Tax Earnings of Sub during the relevant period, the Aggregate Contingent Earn-Out that each Filing Person was entitled to receive was $172,414. In connection with the Marlton Note Exchange Agreement, each of the Filing Persons agreed to extend payment of accrued Contingent Earn-Out amounts of $115,983 due to them on August 7, 1993 for up to a two year period, subject to earlier repayment upon 90 days advance written notice by a Filing Person. The Company paid the extended obligations when due.

               The Asset Purchase Agreement provided that at any time during the period commencing on October 3, 1991 and ending on August 7, 1995, each Filing Person could elect to receive the Contingent Earn-Out (up to $150,000 in the aggregate) in Common Stock rather than cash subject to certain conditions. Upon making such an election, each Filing Person would have been entitled to one share of Common Stock (an "Earn-Out Share") for every $2.00 to which he was entitled. None of the conversion rights with respect to the Contingent Earn-Out were exercised by the Filing Persons.



               Under the Asset Purchase Agreement, Sub agreed that, in addition to the Contingent Earn-Out summarized above, on August 7, 1995, it would pay each Filing Person an amount (the "Operations Earn-Out") equal to six percent of the product obtained by multiplying 5.47 (the pre-tax acquisition price-earnings multiple) by the amount by which the average of the annual Pre-Tax Earnings of Sub for the Earn-Out Period exceeds $662,500. On August 7, 1995, the Company determined that the Operations Earn-Out payable to each Filing Person was $100,192. The Company and the Filing Persons agreed (the "Operations Earn-Out Extension Agreement") to extend payment of this amount, for up to a two year period, to be evidenced by promissory notes, bearing interest at eight percent per annum payable quarterly (the "Earn-Out Notes"). The Earn-Out Notes are convertible into shares of Company Common Stock at a conversion price of $1.375 per share.

               Under the Asset Purchase Agreement, Sub agreed to a variety of covenants respecting the operation of the Sparks business after the purchase of Arrow by Sub and prior to August 7, 1995. Such covenants restricted the Company's ability to utilize earnings for distributions or certain other uses; enter into bank indebtedness; enter into any agreement with respect to the merger, sale or consolidation of Sub with any person or persons; or make certain other payments. In addition, the Company agreed that prior to August 7, 1995 it would not enter into certain types of acquisition agreements without approval of a committee composed of Mr. Ginsburg, Michael Tomkin, President of Sub, and Robert Ginsburg, President of the Company (the "Management Committee"); Robert Ginsburg is Mr. Ginsburg's son) or materially alter the structure or responsibilities of the Management Committee except as may be required by applicable law.

               The Asset Purchase Agreement provides the Filing Persons (and permitted subsequent holders of their respective securities meeting minimum shareholder requirements) with certain rights to require the registration on demand, at the Company's expense, under the Securities Act of 1933, of shares issuable upon conversion of the Marlton Note or Earn-Out Shares held by such individuals under certain circumstances, and with the right to participate, in preference to other shareholders of the Company requesting registration, in other registered offerings of securities initiated by the Company.

               The foregoing is a summary of the terms of the Asset Purchase Agreement, the Marlton Note, the Marlton Note Exchange Agreement and the Operations Earn-Out Extension Agreement and is qualified in all respects by reference to such documents, which were previously filed as exhibits to this Schedule or are filed herewith. In addition, more detailed information regarding certain of the transactions described herein was provided by the Company to its shareholders in a Proxy Statement dated May 18,




          1990, and a Supplement to the Proxy Statement dated July 6, 1990.


               In the original Schedule 13D filing, the Filing Persons stated that they may be deemed to be a "group" for purposes of
          Section 13(d) under the Securities Exchange Act of 1934. In light of the distribution of Company Common Stock held by Ingerman Ginsburg Partnership to the Filing Persons and the independent discretion that each Filing Person now maintains with respect to his holdings of Company Stock, the Filing Persons disclaim that they are a "group," for purposes of Section 13(d) under the Securities Exchange Act of 1934.

          Item 7.   Material to be Filed as Exhibits.

            Exhibit 6 -  Marlton Note Exchange Agreement

            Exhibit 7 -  Operations Earn-Out Extension Agreement






































                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Stanley D. Ginsburg
                                             Stanley D. Ginsburg



          Date: September 20, 1996









































                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Ira Ingerman
                                             Ira Ingerman

          Date: September 19, 1996











































                            EXHIBIT 6

MARLTON TECHNOLOGIES, INC.


                                                          August 25, 1993

        Mr. Donald Sparks     Mr. Stanley Ginsburg        Mr. Ira Ingerman
        109 S. Princeton Ave  #1016 Sutton Terrace        1300 Centennial
        Wenonah, NJ 08090     Bala Cynwyd, PA 19004       Narberth, PA 19022

        Gentlemen:

             In connection with the August 1990 acquisition of Sparks Exhibits Corporation from you (the "Sellers"), Marlton issued to the Sellers $1,000,000 of Marlton convertible notes. Marlton and the Sellers have agreed to the surrender of these notes in the remaining aggregate principal amount of $637,500, in exchange for the issuance to the Sellers of an aggregate of 318,000 shares of Marlton common stock and an aggregate cash payment of $160,000. In addition, the Sellers have agreed to extend payment of $328,618 of accrued contingent payments due to them on August 7, 1993 for up to a two year period, to be evidenced by promissory notes payable by Marlton within 90 days after demand by any Seller or with 90 days advance written notice of prepayment by Marlton.

             The Sellers respective portions of the surrendered notes, shares received, cash received and accrued contingent payments are asfollows:

               Principal
                Amount       				 Accrued
               of Notes         Shares         Cash     Contingent
              Surrendered      Received      Received    Payments
D. Sparks    $187,500         93,530      $47,058.82    $96,652.36
S. Ginsburg   225,000        112,235       56,470.59    115,982.82
I. Ingerman   225,000        112,235       56,470.59    115,982.82
==================================================================
             $637,500        318,000     $160,000.00   $328,618.00

             Interest on the surrendered notes will be paid through the date of this letter. We will immediately instruct our transfer agent to issue the required stock certificates and AMEX to formally list such shares. As soon as these steps are complete, we can exchange the stock certificates and cash payments for your original notes. The stock certificates will be dated as of the date of this letter, which will be the effective date of this transaction.

             This letter amends, restates in its entirety and supersedes our previous letter agreement dated August 11, 1993. Please indicate your agreement with the foregoing by signing and returning a copy of this letter.

        Agreed to:                                   Very truly yours,
                                                MARLTON TECHNOLOGIES, INC.
        /s/ Donald Sparks
        Donald Sparks
                                           By:/s/ Robert B. Ginsburg
                                              Robert B. Ginsburg, President
        /s/ Stanley Ginsburg
        Stanley Ginsburg
                                       Attest:/s/ Alan I. Goldberg
                                              Alan I. Goldberg, Secretary
        /s/ Ira Ingerman
        Ira Ingerman

				EXHIBIT 7

MARLTON TECHNOLOGIES, INC.






                                                          August 7, 1995
        Mr. Donald Sparks     Mr. Stanley Ginsburg        Mr. Ira Ingerman
        109 S. Princeton Ave  #1016 Sutton Terrace        1300 Centennial
        Wenonah, NJ 08090     Bala Cynwyd, PA 19004       Narberth, PA 19022

        Gentlemen:

             In connection with the August 1990 acquisition of Sparks Exhibits Corporation from you (the "Sellers"), Section 3.03(d) provided for a Final Contingent Payment on August 7, 1995 calculated as follows:

        Formula: 20% of the product obtained by multiplying 5.47 (pre-tax acquisition price earnings multiple), by the amount by which the average of the annual pre-tax earnings of Sparks for the Earn-Out Period exceeds $663,600.

             Year                          Adjusted Pre-Tax Profits
             ----                          ------------------------
             1990                          $   770,939
             1991                            1,029,662
             1992                            1,261,831
             1993                              514,305
             1994                            1,262,144
                                            ----------
                         Total Earnings      4,838,881
                                            ==========
                         /5 = Average         $967,776
                                           -   662,500
                                            ----------
                                               305,276
                         x multiple             5.47
                                           $1,669,860 x 20% = $333,972

                                                Seller's % Ownership = 85%
                                                Total = $283,877
                                                        ========
        Marlton and the Sellers have agreed to extend payment of this $283,877 Final Contingent Payment due on August 7, 1995 for up to a two year period, to be evidenced by promissory notes. These Notes will bear interest at 8% per annum, payable quarterly, and will be convertible into shares of Marlton Common Stock at a price equal to $1.375 per share at any time prior to actual payment of the Notes.














             The Sellers respective portions of the Final Contingent Payment are as follows:



                                 Prior     Final Contingent
                              % Ownership    Payments
                              -----------------------------
                D. Sparks         25%      $  83,493
                S. Ginsburg       30%        100,192
                I. Ingerman       30%        100,192
                                            ========
                                            $283,877

             Please indicate your agreement with the foregoing by signing and returning a copy of this letter.


        Agreed to:                              Very truly yours,
                                           MARLTON TECHNOLOGIES, INC.

        /s/ Donald Sparks
        Donald Sparks
                                           By:/s/ Robert B. Ginsburg
                                              Robert B. Ginsburg, President
        /s/ Stanley Ginsburg
        Stanley Ginsburg
                                       Attest:/s/ Alan I. Goldberg
                                              Alan I. Goldberg, Secretary
        /s/ Ira Ingerman
        Ira Ingerman





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